Exhibit 99.2

Mimecast Limited

Notice of Annual General Meeting

NOTICE OF 2016 ANNUAL GENERAL MEETING

EXPLANATORY NOTES ON THE BUSINESS OF THE AGM

The background to the business of the AGM set out above is as follows.

Resolution 1 - reports and accounts

1.	The directors are required to present to the AGM the Company’s accounts for the year ended March 31, 2016 together with the directors’ report and the auditors’ report on those accounts. A copy of the accounts for the year ended March 31, 2016 will be available for inspection by members at the AGM. This resolution is advisory only.

The Company’s accounts for the year ended March 31, 2016 will be prepared in accordance with Jersey law and they will be substantially based on the financial information contained in the Form 20-F previously filed by the Company with the United States Securities and Exchange Commission.

Resolutions 2 and 3 - re-election of directors

2.	Under the Company’s articles of association, the directors of the Company are classified into three classes, Class I Directors, Class II Directors and Class III Directors. The Class I Directors, being Norman Fiore and Bernard Dallé, are required to retire at this year’s AGM but are eligible to stand for re-election. Both Norman Fiore and Bernard Dallé are standing for re-election.

If Norman Fiore and Bernard Dallé are re-elected, under the Company’s articles of association they will each hold office until the date of the Company’s 2019 annual general meeting and until his successor is duly elected and qualified, or until his earlier death, resignation, disqualification or removal.

Biographical details of both Norman Fiore and Bernard Dallé are set out below.

Norman Fiore has served as a member of Mimecast’s board of directors since 2009. Mr. Fiore currently serves as a General Partner at Dawn Capital, a venture capital firm that he co-founded in 2007. Prior to co-founding Dawn, Mr. Fiore was a Partner at the Reuters Greenhouse Fund where he co-managed one of the largest global corporate technology funds. Prior to that, Mr. Fiore worked at Bain & Company in the Telecoms and Private Equity groups. Mr. Fiore currently serves on the board of directors of several private companies. Mr. Fiore holds a Bachelor of Science in industrial engineering and a Bachelor of Arts in quantitative economics from Stanford University and a Master of Business Administration from INSEAD Business School.

Bernard Dallé has served as a member of Mimecast’s board of directors since 2009. Mr. Dallé currently serves as the Operating Partner at Index Ventures, a venture capital firm that he joined in 1997. Prior to joining Index, Mr. Dallé was a management consultant at McKinsey & Company from 1996 to 1997, and a project manager at Procter & Gamble from 1990 to 1994. Mr. Dallé currently serves on the board of directors of several private companies. He holds a Master of Business Administration from the Kellogg School of Management at Northwestern University and a Master of Science in electrical engineering from the Ecole polytechnique fédérale de Lausanne.

Resolutions 4, 5 and 6 - auditors

3.	The Company’s board appointed Ernst & Young LLP as the auditors of the Company for the period up to conclusion of the Company’s first AGM. Resolution 4 ratifies this appointment. This resolution is advisory only.

4.	Resolution 5 approves the re-appointment of Ernst & Young LLP as auditors of the Company until the conclusion of the next annual general meeting of the Company.

5.	Resolution 6 authorises the board to determine the remuneration of the auditors.